

September 12, 2022

Janet H. Zelenka
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
2355 Waukegan Road
Bannockburn, IL 60015

>        **Re:  Stericycle, Inc.**
>            **Form 10-K for Fiscal Year Ended December 31, 2021**
>            **Response dated August 31, 2022**
>            **File No. 001-37556**

Dear Ms. Zelenka:

   We have reviewed your August 31, 2022 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Response dated August 31, 2022

Risk Factors, page 20

1.    We note your response to prior comment 2 appears to focus on transition risks related to climate change policy and regulatory changes and that to the extent transition risks have not been disclosed in the Form 10-K, you determined they were not material.  Please describe the relevant transition risks you analyzed, including the items specifically noted in our prior comment, and explain how you assessed the effects of these risks for purposes of disclosure in your SEC filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.   We note from your response to prior comment 5 that you have not been impacted by the items highlighted in our comment pertaining to the indirect consequences of climate-related regulation or business trends.  However, it is not clear how you evaluated the factors noted in our prior comment to determine the effect of such indirect consequences. Please describe how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically address our prior comment in the context of operations that produce greenhouse gas emissions, such as the collection and transportation of regulated wastes.

3.   Your response to prior comment 6 does not appear to explain how you considered providing disclosure regarding how you could be impacted if severe weather disrupts your suppliers. As such, our prior comment is partially re-issued.  In addition, tell us whether you expect any future period changes to the cost of insurance.

 Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation